SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)



                            Rand Logistics, Inc.
                               --------------
                                (Name of Issuer)

                         Common Stock, par value $.0001 per share
                                 -----------------
                         (Title of Class of Securities)

                                    752182105
                                    ---------
                                 (CUSIP Number)

                                 Paul D. Sonkin
                           Hummingbird Management, LLC
                           460 Park Avenue, 12th Floor
                            New York, New York 10022
                            ------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 26, 2008
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



--------
1   The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


------------------------                            ----------------------------
CUSIP No. 752182105                13D                        Page 2 of 13 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Management, LLC
                               IRS No. 13-4082842
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   1,573,625**
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                              1,573,625
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,573,625
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
---------------------------------------------------------------------------
**The Reporting Parties own approximately 9.4% of the Company's outstanding common stock. The calculation of the percentage set forth above assumes the exercise by the Reporting Parties of 436,993 presently exercisable warrants acquired in connection with the Company's initial public offering and in subsequent open market purchases.The Reporting Parties have not yet exercised or converted any of such warrants. The company had 5,231,215 exercisable warrants outstanding as of December 31, 2007. This calculation does not assume the conversion of any warrants, held by security holders other than the Reporting Parties, whether or not exercisable.
================================================================================



------------------------                            ----------------------------
CUSIP No. 752182105                13D                        Page 3 of 13 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Paul D. Sonkin
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   1,573,625**
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                              1,573,625
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,573,625
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     OO
-------------------------------------------------------------------
**See note above.
================================================================================

 .

------------------------                            ----------------------------
CUSIP No. 752182105                13D                        Page 4 of 13 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Capital, LLC


--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   1,573,625
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                              1,573,625
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,573,625
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     OO

-------------------------------------------------------------------
**See note above.
================================================================================


------------------------                            ----------------------------
CUSIP No. 752182105                13D                        Page 5 of 13 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Value Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
  OWNED BY                       511,693**
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               511,693
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     511,693
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     LP
-------------------------------------------------------------------------------
**The Hummingbird Value Fund, LP owns approximately 3.7% of the Company's outstanding common stock. The calculation of the percentage set forth above assumes the exercise by the Hummingbird Value Fund, LP, of 59,200 presently exercisable warrants acquired in connection with the Company's initial public offering and in subsequent open market purchases.The Hummingbird Value Fund, LP has not yet exercised or converted any of such warrants. The company had 5,231,215 exercisable warrants outstanding as of December 31, 2007. This calculation does not assume the conversion of any warrants, held by security holders other than the Reporting Parties, whether or not exercisable.
================================================================================




------------------------                            ----------------------------
CUSIP No. 752182105                13D                        Page 6 of 13 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Microcap Value Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    533,564**
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               533,564
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     533,564
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     LP

**The Hummingbird Microcap Value Fund, LP owns approximately 3.9% of the Company's outstanding common stock. The calculation of the percentage set forth above assumes the exercise by the Hummingbird Microcap Value Fund, LP, of 62,175 presently exercisable warrants acquired in connection with the Company's initial public offering and in subsequent open market purchases.
The Hummingbird Microcap Value Fund, LP, has not yet exercised or converted any of such warrants. The company had 5,231,215 exercisable warrants outstanding as of December 31, 2007. This calculation does not assume the conversion of any warrants, held by security holders other than the Reporting Parties, whether or not exercisable.

================================================================================


------------------------                            ----------------------------
CUSIP No. 752182105                13D                        Page 7 of 13 Pages
------------------------                            ----------------------------
   1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Concentrated Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                     528,368**

  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                528,368

               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                      528,368

--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     LP

**The Hummingbird Concentrated Fund, LP owns approximately 1.8% of the
Company's outstanding common stock. The calculation of the percentage set forth above assumes the exercise by the Hummingbird Concentrated Fund, LP, of 315,618 presently exercisable warrants acquired in connection with the
Company's initial public offering and in subsequent open market purchases.
The Hummingbird Concentrated Fund, LP, has not yet exercised or converted any of such warrants. The company had 5,231,215 exercisable warrants outstanding as of December 31, 2007. This calculation does not assume the conversion of any warrants, held by security holders other than the Reporting Parties, whether or not exercisable.
================================================================================


------------------------                            ----------------------------
CUSIP No. 752182105                13D                        Page 8 of 13 Pages
------------------------                            ----------------------------

          The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

ITEM 1    SECURITY AND ISSUER

          Title of Class of Securities

           Common Stock (the "Shares")

          Name and Address of Issuer

            Rand Logistics, Inc. (the "Company" or the "Issuer")
            461 Fifth Avenue, 25th Floor
            New York, NY 10017



ITEM 2    IDENTITY AND BACKGROUND

          This  statement is being filed by Hummingbird  Management,  LLC ,
a   Delaware   limited    liabilitycompany ("Hummingbird"), whose principal
business and principal office address is 460 Park Avenue, 12th Floor, New York, New York 10022.Hummingbird acts asinvestment manager to The Hummingbird Value Fund, L.P. ("HVF") , to The Hummingbird Microcap Value Fund, L.P. (the "Microcap Fund") and to The Hummingbird Concentrated Fund, L.P. (the "Concentrated Fund"), and has the sole investment discretion and voting authority with respect to the investments owned of record by each of HVF, Microcap Fund, and Concentrated Fund. Accordingly, Hummingbird may be deemed for purposes of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended ("Rule 13d-3"), to be the beneficial owner of the Shares owned by HVF, Microcap Fund, and Concentrated Fund. The managing member of Hummingbird is Paul Sonkin. Mr. Sonkin is also the managing member of Hummingbird Capital, LLC, a Delaware limited liability company ("HC", and together with Hummingbird, HVF, Microcap Fund, Concentrated Fund, and Mr. Sonkin, the "Reporting Persons"), the general partner of each of HVF, Microcap Fund, and Concentrated Fund.

          Each of HVF, Microcap Fund, and Concentrated Fund is a Delaware limited partnership whose principal business and principal office address is 460 Park Avenue, 12th Floor, New York, New York, 10022 and whose principal business is investing in securities in order to achieve its investment objectives.

          Mr. Sonkin is a citizen of the United States and HC is a Delaware limited liability company. The principal business of Mr. Sonkin is acting as managing member of each of Hummingbird and HC. The principal business of HC is acting as general partner of each of HVF, Microcap Fund, and Concentrated Fund. The principal office address of each of Mr. Sonkin and HC is 460 Park Avenue, 12th Floor, New York, New York 10022.

          During the past five years none of Hummingbird, HVF, Microcap Fund, Concentrated Fund, Mr. Sonkin or HC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatingactivities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

------------------------                            ----------------------------
CUSIP No. 752182105                13D                        Page 9 of 13 Pages
------------------------                            ----------------------------



ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          As of March 19, 2008, Hummingbird has caused HVF, Microcap Fund, and Concentrated Fund to invest approximately $2,367,301, $2,456,086, and $1,879,997, respectively, in the Shares and Warrants of the Issuer using their working capital.

ITEM 4    PURPOSE OF TRANSACTION

          The Shares were acquired for investment purposes. However, Hummingbird may hold discussions with various parties, including, but not limited to, the Issuer's management,its board of directors and other shareholders on a variety of possible subjects regarding ways to increase shareholder value. Some of the suggestions Hummingbird might make could affect control of the Issuer and/or may relate to the following: the merger, acquisition or liquidation of the Issuer to third parties, the sale or transfer of assets of the Issuer to third parties, operational matters, a change in the board of directors or the management of the Issuer, a change in the present capitalization or dividend policy of the Issuer or a change in the Issuer's charter or by-laws. Hummingbird intends to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant by Hummingbird, Hummingbird may, directly or indirectly, purchase additional Shares of the Issuer or dispose of some or such Shares in open-market transaction or privately negotiated transactions. The Reporting Persons have no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

          (a) As investment manager of HVF, Microcap Fund, and Concentrated Fund, Hummingbird may be deemed to have the sole voting and investment authority over the Shares owned by HVF, Microcap Fund, and Concentrated Fund, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Rule 13d-3"), may be deemed to be the beneficial owner of 1,573,625 Shares representing approximately 11.5% of the outstanding shares of the Issuer (based upon 12,092,142 shares of Common Stock outstanding as of February 15, 2008, as reported on Form 10-Q for the period ended December 31, 2007, and assuming exercise by the Reporting Parties of 436,993 presently exercisable warrants.) Hummingbird disclaims any beneficial ownership of the Shares covered by this Statement.



------------------------                            ----------------------------
CUSIP No. 752182105                13D                       Page 10 of 13 Pages
------------------------                            ----------------------------

          HC, as the general partner of each of HVF, Microcap Fund, and Concentrated Fund, Hummingbird may be deemed to have the sole voting and investment authority over the Shares owned by HVF, Microcap Fund, and Concentrated Fund, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Rule 13d-3"), may be deemed to be the beneficial owner of 1,573,625 Shares representing approximately 9.4% of the outstanding shares of the Issuer (based upon 12,092,142 shares of Common Stock outstanding as of February 15, 2008, as reported on Form 10-Q for the period ended December 31, 2007, and assuming exercise by the Reporting Parties of 436,993 presently exercisable warrants.) HC disclaims any beneficial ownership of the Shares covered by this Statement.

          HVF is the beneficial owner of 452,493 Shares or 3.7% of the outstanding shares of the Issuer, and is the beneficial owner of 59,200 presently exercisable warrants.

          Microcap Fund is the beneficial owner of 471,389  Shares or 3.9%
of the outstanding shares of the Issuer, and is the beneficial owner of 62,175 presently exercisable warrants.

	  Concentrated Fund is the beneficial owner of 212,750 Shares or 1.8% of the outstanding shares of the Issuer, and is the beneficial owner of 315,618 presently exercisable warrants.

------------------------                            ----------------------------
CUSIP No. 752182105                13D                       Page 11 of 13 Pages
------------------------                            ----------------------------


          (c) Hummingbird caused Concentrated Fund to effect transactions in the Shares during the past 60 days as set forth below:

                                              NUMBER OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------
2/26/2008	open market purchase		  800		5.613
2/29/2008	open market purchase		  300		5.668
3/6/2008	open market purchase		  200		5.271
3/10/2008	open market purchase		1,600		5.074
3/11/2008	open market purchase		  800		5.246
3/12/2008	open market purchase		  900		5.502
3/13/2008	open market purchase		  700		5.609
3/17/2008	open market purchase		  100		5.330
3/18/2008	open market purchase		  500		5.224





ITEM 6   Inapplicable

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

         Exhibit     Exhibit
         No.         Description
         ---     ---------------------------------------------------------------

         1 Joint Filing Agreement dated March 20, 2008 by and among Hummingbird Management, LLC, Hummingbird Value Fund, L.P., Hummingbird Mircocap Value Fund, L.P., Hummingbird Concentrated Fund, L.P, Hummingbird Capital, LLC, and Paul Sonkin.


                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: March 20, 2008           HUMMINGBIRD MANAGEMENT, LLC



                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                    /s/ Paul D. Sonkin
                                   -------------------------------------
                                   PAUL D. SONKIN


                                   HUMMINGBIRD VALUE FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                   HUMMINGBIRD MICROCAP VALUE
                                   FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

------------------------                            ----------------------------
CUSIP No. 752182105                13D                       Page 12 of 13 Pages
------------------------                            ----------------------------


                                 HUMMINGBIRD CONCENTRATED
                                   FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member



                                   HUMMINGBIRD CAPITAL, LLC



                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin





------------------------                            ----------------------------
CUSIP No. 752182105                13D                       Page 13 of 13 Pages
------------------------                            ----------------------------



                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated March 20, 2006, (including amendments thereto) with respect to the Common Stock of Rand Logistics, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: March 20, 2008             HUMMINGBIRD MANAGEMENT, LLC



                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                    /s/ Paul D. Sonkin
                                   -------------------------------------
                                   PAUL D. SONKIN


                                   HUMMINGBIRD VALUE FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                   HUMMINGBIRD MICROCAP VALUE
                                   FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                    HUMMINGBIRD CONCENTRATED
                                    FUND, L.P.

                                    By: Hummingbird Capital, LLC

                                    By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member



                                   HUMMINGBIRD CAPITAL, LLC



                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin